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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68730

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DFPG Investments, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9017 S Riverside Drive, Ste. 210

(No. and Street)

Sandy	**Utah**	**84070**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Laga	**(801) 838-9999**	**dlaga@dfpg.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company

(Name – If individual, state last, first, and middle name)

1785 West 2320 South	**Salt Lake City**	**Utah**	**84119**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**457**
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, If applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R Laga _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DFPG Investments, LLC _____, as of 12/31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature:

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DFPG INVESTMENTS, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2022

CONFIDENTIAL

DFPG INVESTMENTS, LLC

Table of Contents



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800
📠 801-972-8941
🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DFPG Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DFPG Investments, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of creditors, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DFPG Investments, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DFPG Investments, LLC's management. Our responsibility is to express an opinion on DFPG Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DFPG Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation and Reconciliation of Net Capital (Supplemental information) has been subjected to audit procedures performed in conjunction with the audit of DFPG Investments, LLC's financial statements. The supplemental information is the responsibility of DFPG Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2023
We have served as DFPG Investments, LLC's auditor since 2021.



PrimeGlobal

*An Association of
Independent Accounting Firms*



An independently owned member
RSM US Alliance | **RSM**

DFPG INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	2022
Current Assets	
Cash and Cash Equivalents	$2,204,379
Commissions Receivable	965,032
Prepaid Expenses	422,093
Accounts Receivable	213,097
Total Current Assets	**3,804,601**
Other Assets	
Operating Lease – ROU Asset	355,276
Clearing Deposit	100,000
Promissory Notes Receivable	1,208,535
Office Equipment, net	16,587
Total Other Assets	**1,680,398**
Total Assets	**$5,484,999**

LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Commissions Payable	$775,561
Accrued Payroll and Other Liabilities	660,027
Operating Lease Liability (Current)	77,975
Accounts Payable	38,851
Total Current Liabilities	**1,552,414**
Other Liabilities	
Operating Lease Liability (Long Term)	283,154
RBC Contract Liability	110,000
Subordinated Loan	2,000,000
Total Other Liabilities	**2,393,154**
Total Liabilities	**3,945,568**
Members' Equity	**1,539,431**

1,000 membership units authorized, issued, and outstanding as
of December 31, 2022

Total Liabilities and Stockholders' Equity	**$5,484,999**

The accompanying notes are an integral part of these financial statements

4

DFPG INVESTMENTS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	2022
Revenues	
Commissions	$36,115,507
Management Fees	10,640,864
Affiliation Fees	654,265
Other	798,047
Total Revenues	**48,208,683**
Expenses	
Commissions	37,685,782
Compensation and Related Benefits	3,024,317
Office Overhead and Operating	1,406,031
Recruiting Expense	478,541
Professional Fees	241,821
Licensing and Registration	179,972
Operating Lease and Rent Expense	100,535
Depreciation	9,311
Other	876,758
Total Expenses	**44,003,068**
Net Income	**$4,205,615**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	LLC Units		Members' Equity	Total
	Units	Amount		
Balance on December 31, 2021	1,000	$1,000	$1,482,816	$1,483,816
Member Distributions	-	-	(4,150,000)	(4,150,000)
Net Income	-	-	4,205,615	4,205,615
Balance on December 31, 2022	1,000	$1,000	$1,538,431	$1,539,431

The accompanying notes are an integral part of these financial statements

6

DFPG INVESTMENTS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2022

	Total
Balance on December 31, 2021	$0
Subordinated Borrowings	2,000,000
Balance on December 31, 2022	**$2,000,000**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

	2022
Cash Flows from Operating Activities	
Net income	$4,205,615
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,311
Forgiveness of promissory notes	54,360
Changes in operating assets and liabilities:	
Accounts receivable	(130,379)
Commissions receivable	(64,678)
Prepaid expenses	(121,451)
Operating Lease - ROU	78,708
Accounts payable	25,286
Commissions payable	(20,764)
Operating lease liability	(72,854)
Accrued payroll and other liabilities	73,444
Furniture and equipment	(7,129)
Net Cash from Operating Activities	**$4,029,469**
Cash Flows from Investing Activities	
Issuance of new promissory notes	(1,177,455)
Net Cash Used in Investing Activities	**($1,177,455)**
Cash Flows from Financing Activities	
Subordinated Loan	2,000,000
Members' Distributions	(4,150,000)
RBC Contract Liability	(40,000)
Net Cash Used in Financing Activities	**($2,190,000)**
Net Change in Cash and Cash Equivalents	**$662,014**
Cash and Cash Equivalents at Beginning of Year	$1,542,365
Cash and Cash Equivalents at End of Year	$2,204,379

The accompanying notes are an integral part of these financial statements

8

Note 1 – Organization and Description of Business

General

DFPG INVESTMENTS, LLC ("Company") is a dually registered broker dealer and registered investment advisor that was incorporated in the state of Utah on October 13, 2010 for the purpose of providing brokerage and investment management services. The Company is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public. The Company predominantly conducts transactions in mutual funds, variable annuities, private placements, publicly registered non-traded funds, DPPs, and municipal fund securities. The Company has branch office locations in Alabama, Arizona, California, Colorado, Delaware, Idaho, Illinois, Maryland, Minnesota, Missouri, Nevada, New York, Oklahoma, Oregon, Pennsylvania, South Carolina, North Dakota, Texas, Utah, and Virginia.

On April 2, 2019 the Company converted from a Utah S-Corporation to a Utah limited liability company. In connection with this change, there was also a change in the structure of the ownership. DFPG Investments, LLC is now 100% owned by Falcon Park Capital, LLC. As of December 31, 2022, Falcon Park Capital, LLC was owned by Anjanahary Capital, LLC (29.1341%); Atitlan Capital, LLC (29.1341%); Springwood Capital, LLC (29.1341%); Multnomah Capital, LLC (4.6001%); John Bradley Anderson (4.4279%); Natina B. Edgar (1.968%); and Edward Ghabour (1.6016%).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met: 1) Contract with the customer has been identified; 2) Performance obligations in the contract have been identified; 3) Transaction price has been determined; 4) Transaction price has been allocated to the performance obligations; and 5) Revenue is recognized when (or as) performance obligations are satisfied. Revenues and expenses from securities transactions are generally

recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Mutual Funds – A front-end commission for a mutual fund transaction is recorded in full by the Company at the time of the trade date. With respect to 12b-1 fees and deferred sales charges, the Company generally shall defer its incremental direct costs associated with the selling of the fund shares (such as sales representatives' commissions) and shall amortize these costs over the period in which the fees from the fund or fund shareholders are received. Indirect costs associated with selling the fund shares shall be expensed as incurred.

Annuities – Commissions for annuity transactions may be, upon the selection of the sales representative, received in a single lump sum or through a series of trailing commissions paid monthly over a period of time selected by the sales representative. Lump sum commissions are recorded in full by the Company as paid by the annuity company. Trailing commissions are recorded by the Company as received on a monthly basis from the annuity company.

Alternative Investments – Commissions for transactions in alternative investments are recorded by the Company at the time the investment is recorded by the investment company. Except for secondary market transactions, marketing allowance fees are paid to, and are recorded by, the Company either concurrently with the commission for the transaction, or on a quarterly basis commensurate with the total of investments placed by the sales representative during the previous quarter—one of the preceding methods being selected at the discretion of the investment company.

RIA Management Fees – Fees for managing accounts are recorded once the contract obligations have been met. The fees charged to the client are based on the client's AUM, the number of days in the quarter, and the advisory fee that is agreed upon between the Advisor and the client. This fee is disclosed on the IMA (Investment Management Agreement).

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. On December 31, 2022, cash and cash equivalents of $2,204,379, were held at one financial institution. The Company is also exposed to concentrations of credit risk related to cash deposits. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. As of December 31, 2022, the Company had cash of $1,954,379 in excess of FDIC limits.

Management monitors such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. On December 31, 2022, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

RBC Capital Markets, LLC

The Company introduces certain client brokerage transactions to the clearing firm of RBC Capital Markets, LLC ("RBC") on a fully disclosed basis. RBC acts as qualified custodian for such clients and holds client's funds and securities. As a result, the Company has entered into a clearing arrangement with RBC and has established a $100,000 clearing deposit with RBC. Such deposit is refundable to the Company on termination of the clearing agreement. In August 2020, the Company renewed the clearing agreement with RBC which is now set to expire on August 23, 2025. The Company received an incentive credit in the amount of $200,000 in connection with the renewal, which will be recognized as income of $3,333 per month over the renewal period. As of December 31, 2022 the RBC contract liability has a balance of $110,000. The clearing agreement may be cancelled without cause by providing 90-day prior written notice.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2022 was $9,311.

Leases

Operating leases are primarily for office space and are included in operating lease right-of-use ("ROU") assets, operating lease expense, and operating lease liabilities. ROU assets represent our right to use an underlying asset for the lease term and the lease liabilities represents our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

Operating leases with a term of one year or less, we have elected to not recognize a lease liability or Operating ROU asset on our statement of financial condition. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our statements of operations and cash flows.

The Company's operating lease costs for its office space was $100,535 for the year ended December 31, 2022.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2017 and forward.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near-term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

The Company has evaluated all new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Notes Receivable

In 2022 the Company issued six (6) new notes receivable totaling $1,177,455 and forgave $54,360 in notes receivable bringing the total notes receivable balance to $1,208,535 as of December 31, 2022. These notes carry between a 5% and 6% interest rate each with maturity dates ranging from 2022 to 2032. All or part of the notes may be forgiven over their respective terms.

Note 4 – Related Party Transactions

During 2022, the Company effected securities transactions at several of its branch office locations. One such branch office was Diversify, Inc. located in Sandy, Utah. The owners of this branch office location also hold an ownership position in the Company.

Related Parties

Diversify, Inc. (Diversify) is a branch office of the Company. On January 26, 2021, the Company and Diversify entered into a formal expense sharing agreement. Diversify was started by certain of the owners of the Company in order to continue their practice as Registered Representatives, along with the growth, marketing, and branding operations normally associated with a branch office, distinct from a Broker Dealer. The relationship between the entities is such that certain operating expenses and services are shared; and reimbursement is paid from the Company to Diversify for participation in a 401K plan. These transactions were consummated on terms equivalent to those that prevail in arms-length transactions. During 2022, the Company reimbursed Diversify for the following expenses: $232,441 for 401K contribution and matching.

Diversify Insurance, Inc. (DII) is the entity under which insurance transactions occur for certain clients of the Registered Representatives who are also members of Diversify, a branch office of the Company. DII was created to maintain clarity and separation among the differing types of client transactions and was started by the owners of Diversify and the Company. There are no shared expenses or reimbursement agreements between the Company and DII.

Riverside 90, LLC (Riverside) owns and operates an office building which leases space to Diversify and the Company as well as other unrelated tenants. Riverside is owned by two of the managing partners of the Company. During 2022, the Company paid Riverside operating lease payments totaling $94,682.

Subordinated Loan

The Company entered into a Subordinated Loan Agreement (the "Sub Loan") with Falcon Park Capital, LLC (the "Lender"), the Company's holding company, effective October 1, 2022. The Sub Loan was approved by FINRA and is being treated as equity capital for purposes of the Company's net capital computation. The principal amount of the Sub Loan equals $2,000,000, bears interest at 6.30% per annum, and has a maturity date of September 30, 2027. The Sub Loan may be prepaid, at the Company's option, anytime subsequent to one year from the effective date of the Subordinated Loan Agreement. The

outstanding balance of the Sub Loan as of December 31, 2022 was $2,000,000 and the Company is current on all interest payments.

Note 5 – Lease Commitments

The Company previously entered into an operating lease agreement for office space with Riverside 90, LLC, a related party (see Note 4). The Company renewed its operating lease agreement for an additional 60 months starting January 1, 2022 and expiring December 31, 2026. Operating lease expense was $100,535 for the year ended December 31, 2022.

Supplemental balance sheet information related to leases were as follows:

	December 31, 2022
Operating lease right-of-use asset(s)	$ 355,276
Current lease liabilities	$ 77,975
Long-term lease liabilities	283,154
Total Operating Lease Liabilities	$ 361,129
Weighted-average remaining lease term	4.0 years
Weighted-average discount rate	6.0%

Maturities of lease liabilities are as follows:

	Operating Leases
Year ending December 31,	
2023	97,522
2024	100,448
2025	103,461
2026	106,565
Total Lease Payments	407,996
Less: Imputed Interest	(46,867)
Total Lease Payments	$ 361,129

Note 6 – Concentrations of Risk

The Company is engaged in the business of providing broker and investment management services. Substantially all income is derived from commissions earned on sales of investment securities and investment management fees. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. Investment management fees are based upon the total amount of assets under management and the agreed upon annual management fee rate per account. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of its brokers, which are independent contractors and not employees of the Company. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

The following represents product streams as a percentage of Commissions and Management Fees for the year ended December 31, 2022:

	2022
Revenue from the sale of Private Placements / DPPs	63.4%
Revenue from RIA management fees	20.8%
Revenue from the sale of annuities	9.1%
Revenue from the sale of investment company shares	4.9%
Revenue from the sale of public, non-traded funds	1.5%
Other	0.3%

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2022, the Company had net capital of $1,494,339 which was $1,388,710 in excess of its required net capital of $105,629. The Company's ratio of aggregate indebtedness to net capital 1.06 to 1.

Note 8 – Outstanding Units and Ownership Positions

The Company has 1,000 membership units issued, authorized, and outstanding as of December 31, 2022 with a par value of $1.00 per share. The membership units are the sole class of equity ownership of the Company. The Company's outstanding units are 100% owned by Falcon Park Capital, LLC.

Note 9 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2022 through February 28, 2023, the date these financial statements were available to be issued. During this period, the Company reports the following subsequent event(s).

Unit Purchase Agreement – Falcon Park Capital

On January 16, 2023, Falcon Park Capital, LLC ("FPC"), the Company's parent company, entered into a Unit Purchase Agreement with Diversify Purchaser, LLC, which will take a 60% equity interest in FPC. FPC's current ownership group, as previously identified in Footnote 1, will maintain a 40% equity interest in FPC. It is not anticipated that this change of control will have any impact on the business operations of the Company as the name will remain the same and the Company's existing management team will continue to manage the day-to-day function. The contemplation transaction is currently pending regulatory approval.

DFPG INVESTMENTS, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2022

	2022
Net Capital	
Total members' equity	$1,539,431
Deduct non-allowable assets:	
Non-allowed receivables	(369,722)
Office equipment net of accumulated depreciation	(16,587)
Haircuts and Deductions	(4,067)
Other non-allowable assets	(1,654,716)
Add allowable liabilities subordinated to claims of general creditors:	
Subordinated Loan	2,000,000
Total members' equity qualified for Net Capital	$1,494,339
Aggregate Indebtedness	
Payables and accruals	$1,584,439
Total Aggregate Indebtedness	$1,584,439

Computation of Basic Net Capital Requirements

6 2/3% of aggregate indebtedness $105,629

Minimum net capital $5,000

Greater of the two amounts	$105,629
Capital in excess of required minimum	$1,388,710
Ratio of aggregate indebtedness to net capital	1.06

Reconciliation with Company's computation included in Part II of Form X-17a-5:

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.



Haynie & Company

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DFPG Investments, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) DFPG Investments, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which DFPG Investments, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) DFPG Investments, LLC stated that DFPG Investments, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report.

The Company is also filing this exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DFPG Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DFPG Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

We are required to be independent of and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2023



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Haynie & Company

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of DFPG Investments, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of DFPG Investments, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting a difference of $53,938 where the amount reported in SIPC-7 is greater than the amount per the statements so a refund would occur if amendments were made;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2023





DFPG INVESTMENTS, LLC
EXEMPTION REPORT

DFPG Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of C.F.R. § 240.15c3-3(k)(2)(ii) stating that the Company cleared all customer transactions through another broker dealer on a fully disclosed basis. It should be noted that DFPG Investments, LLC performs certain transactions direct-way with the issuer, which do not require clearing through another broker-dealer.

(2) The Company met the exemption provision 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the fiscal year ending December 31, 2022, with the exception of 1 check received on January 24, 2022 (disbursed in 2 days); and October 4, 2022 (disbursed in 3 days). Other than the 2 referenced checks, the Company has met the exemptive provision.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dave R. Laga, CFO, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

David R. Laga
Chief Financial Officer
February 28, 2023